                                                                                                    Exhibit 12

                                                GTE SOUTH INCORPORATED

                                  STATEMENTS OF THE RATIO OF EARNINGS TO FIXED CHARGES
                                                 (Thousands of Dollars)

                                                      (Unaudited)


                                                             Years Ended December 31,
                                               1995         1994        1993(a)    1993        1992        1991
  Net earnings available for fixed charges:
     Income before extraordinary charges     $202,599    $129,187     $205,898   $ 99,735     $195,090    $162,857
     Add -
        Income taxes                          121,897      77,308      151,757     85,712      108,869      76,718
        Fixed charges                          64,164      66,105       99,716     99,716      100,382     101,997
           Adjusted earnings available
               for fixed charges             $388,660    $272,600     $457,371   $285,163     $404,341    $341,572

  Fixed Charges:
     Interest expense                        $ 58,553    $ 60,038     $ 92,822   $ 92,822     $ 93,731    $ 94,642
     Portion of rent expense representing
            interest                            5,611       6,067        6,894      6,894        6,651       7,355
           Adjusted fixed charges            $ 64,164    $ 66,105     $ 99,716   $ 99,716     $100,382    $101,997

  Ratio of Earnings to Fixed Charges             6.06        4.12         4.59       2.86         4.03        3.35

  (a) Results for 1993 exclude an after-tax restructuring charge of approximately $100 million for the implementation of a re-engineering plan, a one-time after-tax charge of approximately $6 million related to the enhanced early retirement and voluntary separation programs offered to eligible employees in 1993.
